Exhibit 99.1

Lithium Americas Commences Construction at Thacker Pass

March 2, 2023 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce the commencement of construction at its 100%-owned Thacker Pass lithium project (“Thacker Pass” or the “Project”) in Humboldt County, Nevada, following the receipt of notice to proceed from the Bureau of Land Management (“BLM”).

“Starting construction is a momentous milestone for Thacker Pass and one we have been working towards for over a decade,” said Jonathan Evans, President and CEO. “We are excited about the prospect of generating economic growth in Northern Nevada and playing a major role in the domestic lithium supply chain for electric vehicles.”

Thacker Pass is targeting 80,000 tonnes per annum (“tpa”) of battery-quality lithium carbonate (“Li2CO3”) production capacity in two phases of 40,000 tpa, respectively (“Phase 1” and “Phase 2”). Phase 1 production is expected to commence in the second half of 2026. The Project is expected to create 1,000 jobs during construction and 500 jobs during operations. Further information can be found in the technical report titled “Feasibility Study, National Instrument 43-101 Technical Report for the Thacker Pass Project Humboldt County, Nevada, USA” with an effective date of November 2, 2022 (the “Technical Report”), filed on SEDAR under the Company’s profile on January 31, 2023.

CONSTRUCTION UPDATE:

  Construction, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure, has commenced.

  Contracts for major earthworks have been awarded with activities expected to commence in the second half of 2023.

  In Q4 2022, Bechtel Corporation was awarded the engineering, procurement and construction management (“EPCM”) contract for the construction of Thacker Pass Phase 1 with detailed engineering underway.

  Major construction contracts awarded, include:

    Lithium Carbonate and Purification. Aquatech International LLC (“Aquatech”) has been awarded the contract for the magnesium sulfate and lithium carbonate chemical plants. Established in 1981 and based in Philadelphia, Aquatech is a global leader in water purification technology for industrial and infrastructure markets with a focus on desalination, water recycling and reuse, and zero liquid discharge (“ZLD”).

    Sulfuric Acid Plant. EXP Global Inc. (“EXP”) has been awarded the contract for the engineering, procurement, construction support, commissioning and start-up services for the sulfuric acid plant. Established in 1906 and operationally headquartered in Chicago, EXP is a global leader in oil, gas and chemicals. MECS, Inc. (“MECS”) was awarded the contract for the technology license, engineering and equipment for their state-of-the-art MECS® Heat Recovery System, to harness waste heat to generate steam which will subsequently be converted into carbon-free electricity for the processing plant.
  Contract selection and engineering for a Work Force Hub (housing for construction contractors) and transloading facility within the Winnemucca area have commenced.

Construction at Thacker Pass commenced following the favorable ruling from the US District Court, District of Nevada (“Federal Court”) for the issuance of the Record of Decision (“ROD”), where the Federal Court confirmed the permitting process for Thacker Pass was conducted thoroughly and responsibly. The Federal Court declined to vacate the ROD and ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings and did not impose any restrictions expected to impact the construction timeline. The Company is working closely with the BLM to complete the required follow-up and does not expect it to impact the overall construction timeline.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the U.S., Thacker Pass has commenced construction and is targeting first production in the second half of 2026. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information, including information with respect to construction at Thacker Pass and the timeline for expected production. Statements that are not historical fact are “forward-looking information” as that term is defined in National Instrument 51-102 of the Canadian Securities Administrators (collectively, “forward-looking information”). Forward-looking information is frequently, but not always, identified by words such as “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. In stating the forward-looking information herein, Lithium Americas has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking information involves information about the future and is inherently uncertain, and actual results, performance or achievements of Lithium Americas and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking information due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks associated with construction and changes to project timelines (including risks associated with timing, delays, progress, approach, continuity or change in plans or construction cost estimates); risks associated with raising sufficient financing in a timely manner and on acceptable terms; and risks associated with fluctuations in lithium and other commodity prices and currency exchange rates; and other risks and uncertainties disclosed in information released by Lithium Americas and filed with the applicable regulatory agencies.

Lithium Americas’ forward-looking information is based on the beliefs, expectations and opinions of management on the date such information is posted, and Lithium Americas does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking information.

This news release also contains forward-looking information related to the mineral resource and mineral reserve estimates for the Thacker Pass deposit and the information in this news release should be qualified in its entirety based on the information in the Technical Report. The material factors that could cause actual results to differ from the conclusions, estimates, designs, forecasts or projections include geological modeling, grade interpolations, lithium price estimates, mining cost estimates, mine design parameters, and final pit shell limits such as more detailed exploration drilling or final pit slope angle.